Exhibit 99.1
Nomad Foods Reports Second Quarter 2026 Financial Results

Pricing and productivity drove a positive Adjusted Gross Margin inflection

Cash generation remains strong with Adjusted Free Cash Flow conversion higher year-on-year

WOKING, England - August 13, 2026 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and six month periods ended June 30, 2026.
Key operating metrics and financial performance for the second quarter 2026, when compared to the second quarter 2025, include:

•Reported Revenue decreased 3.1% to €724 million; Organic revenue declined 2.9% with a volume decline of 5.9% and a positive price-mix contribution of 3.0%
•Gross margin increased 130 bps, Adjusted gross margin increased 110 bps
•Profit for the period decreased 15% to €49 million, Adjusted EBITDA decreased 4.3% to €124 million
•Reported Diluted EPS decreased 5.0% to €0.35; Adjusted EPS decreased 2.5% to €0.39
Management Comments

“The second quarter marked an important step forward for Nomad Foods,” said Dominic Brisby, Chief Executive Officer of Nomad Foods. “We secured our price increase, expanded gross margins, restored momentum with key retail partners, and continued to strengthen our organization. Our iconic brands participate in attractive and growing categories, and we are increasing our focus on innovation, renovation, and commercial excellence to better capture that opportunity. While there is more work to do, I am encouraged by the progress we are making and excited about the significant value creation opportunities ahead as we unlock the full value of our brands, supply chain, and pan-European platform. I remain confident in our ability to drive improved performance and create meaningful shareholder value.”

“The Board is encouraged by the progress made during the quarter as Nomad Foods continues to strengthen its foundation and advance its strategic priorities,” said Noam Gottesman, Co-Chairman and Founder of Nomad Foods. “We are particularly pleased with the actions taken to enhance the Company’s leadership team, improve operational efficiency, and restore momentum with key customers. The Board remains confident in management’s ability to execute its value creation plan and believes the Company is well positioned to capitalize on the attractive long-term growth opportunities within the frozen food category.”

Second Quarter 2026 results compared to Second Quarter of 2025
•Revenue decreased 3.1% to €724 million. Organic revenue decreased by 2.9% and was driven by a volume decline of 5.9% partly offset with an improvement in price-mix of 3.0%.
•Adjusted gross profit increased 0.7% to €209 million. Adjusted gross margin increased 110 basis points to 28.9% due to positive price contribution and continued supply chain productivity.
•Adjusted operating expenses increased 7.8% to €111 million due to the rebuild of the company's employee performance incentive scheme.
•Adjusted EBITDA decreased 4.3% to €124 million due to the aforementioned factors and Adjusted Profit for the period decreased 9% to €55 million.
•Adjusted EPS decreased €0.01 to €0.39 with the decrease in Adjusted Profit for the period offset in part by fewer shares outstanding. Reported Diluted EPS decreased €0.02 to €0.35.

First Six Months of 2026 results compared to the First Six Months of 2025
•Revenue decreased 4.5% to €1,439 million. Organic revenue decreased by 4.1% and was driven by a volume decline of 5.1%. and an improvement in price/mix of 1.0%.
•Adjusted gross profit decreased 6.3% to €393 million. Adjusted gross margin decreased 50 basis points to 27.3%, due to supply chain inflation headwinds, partially offset by pricing and supply chain productivity.
•Adjusted operating expenses increased 3.6% to €227 million due to the rebuild of the company's employee performance incentive scheme partly offset with a reduction in Advertising and Promotion expense.

Exhibit 99.1
•Adjusted EBITDA decreased 13.3% to €216 million due to the aforementioned factors. Adjusted Profit for the period decreased 23.2% to €88 million.
•Adjusted EPS decreased by €0.12 to €0.62 reflecting the decrease in Adjusted Profit for the period and fewer shares outstanding. Reported Diluted EPS decreased €0.03 to €0.55.
2026 Guidance
In line with previous guidance, for the full year the Company continues to expect organic revenue to decline by 2%-5% and Adjusted EBITDA to decline by 5%-10%. Adjusted EPS is now expected to be €1.38-€1.53, versus prior guidance of €1.47-€1.62, due to higher interest expense associated with the Company's recently completed refinancing activity and higher variable interest rates. Based on USD/EUR exchange rate as of August 6, 2026, this translates into 2026 Adjusted EPS of $1.59-$1.76. The Company also continues to expect full year Adjusted Free Cash Flow conversion of 90% or greater.

Conference Call and Webcast
A pre-recorded management discussion of Nomad Foods' second quarter 2026 earnings and accompanying presentation is available at www.nomadfoods.com under Investor Relations. The Company will host a live question-and-answer session to discuss these results today, Wednesday, August 12, 2026 at 1:30 p.m. BST (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. The call is also being webcast and can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13761121.

Enquiries
Investor Relations Contact
Jason English
investors@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and six months ended June 30, 2026 and for comparative purposes, the three and six months ended June 30, 2025.

Adjusted financial information for the three and six months ended June 30, 2026 and 2025 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, hedge ineffectiveness on cross currency and interest rate swaps, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit for the period provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, certain one-time credits on the recognition of deferred tax assets, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and six months ended June 30, 2026 and 2025 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjusted Gross Profit and adjusted gross margin exclude accelerated depreciation associated with restructuring programs within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted Free Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended June 30, 2026 and June 30, 2025

	Three months ended June 30, 2026	Three months ended June 30, 2025
	€m	€m
Revenue	723.7	746.9
Cost of sales	(514.5)	(540.6)
Gross profit	209.2	206.3
Other operating expenses	(107.6)	(103.9)
Exceptional items	(13.0)	(14.9)
Operating profit	88.6	87.5
Finance income	3.1	13.6
Finance costs	(31.6)	(30.5)
Net financing costs	(28.5)	(16.9)
Profit before tax	60.1	70.6
Taxation	(11.6)	(13.5)
Profit for the period	48.5	57.1

Basic earnings per share in €	0.35	0.37
Diluted earnings per share in €	0.35	0.37

Statements of Profit or Loss (unaudited)
Six months ended June 30, 2026 and June 30, 2025

	Six months ended June 30, 2026	Six months ended June 30, 2025
	€m	€m
Revenue	1,438.9	1,507.0
Cost of sales	(1,046.1)	(1,089.1)
Gross profit	392.8	417.9
Other operating expenses	(224.6)	(224.6)
Exceptional items	(22.9)	(32.0)
Operating profit	145.3	161.3
Finance income	9.1	10.5
Finance costs	(59.0)	(61.5)
Net financing costs	(49.9)	(51.0)
Profit before tax	95.4	110.3
Taxation	(18.0)	(20.5)
Profit for the period	77.4	89.8

Basic earnings per share in €	0.55	0.59
Diluted earnings per share in €	0.55	0.58

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2026 (unaudited) and December 31, 2025

	As at June 30, 2026	As at December 31, 2025
	€m	€m
Non-current assets
Goodwill	2,105.5	2,104.7
Intangible assets	2,461.3	2,463.8
Property, plant and equipment	602.2	595.2
Other non-current assets	7.6	7.0
Derivative financial instruments	3.0	0.4
Deferred tax assets	11.3	17.1
Total non-current assets	5,190.9	5,188.2
Current assets
Cash and cash equivalents	273.4	324.8
Inventories	470.8	440.6
Trade and other receivables	426.2	350.8
Current tax receivable	12.8	26.1
Derivative financial instruments	4.7	4.5
Total current assets	1,187.9	1,146.8
Total assets	6,378.8	6,335.0
Current liabilities
Trade and other payables	841.8	794.9
Current tax payable	166.5	193.4
Provisions	30.0	27.6
Loans and borrowings	33.7	32.6
Derivative financial instruments	10.1	19.4
Total current liabilities	1,082.1	1,067.9
Non-current liabilities
Loans and borrowings	2,278.3	2,258.6
Employee benefits	140.2	138.4
Other non-current liabilities	0.3	0.4
Provisions	1.3	1.4
Derivative financial instruments	93.4	112.2
Deferred tax liabilities	265.7	259.3
Total non-current liabilities	2,779.2	2,770.3
Total liabilities	3,861.3	3,838.2
Net assets	2,517.5	2,496.8
Equity attributable to equity holders
Share capital and capital reserve	1,111.4	1,134.3
Share-based compensation reserve	12.8	16.9
Translation reserve	104.7	102.4
Other reserves	(2.3)	(12.9)
Retained earnings	1,290.9	1,256.1
Total equity	2,517.5	2,496.8

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the six months ended June 30, 2026 and the six months ended June 30, 2025

	For the six months ended June 30, 2026	For the six months ended June 30, 2025
	€m	€m
Cash flows from operating activities
Profit for the period	77.4	89.8
Adjustments for:
Exceptional items	22.9	32.0
Share based payment (credit)/expense	(2.9)	4.1
Depreciation and amortization	50.2	50.3
Loss on disposal and impairment of property, plant and equipment	0.3	0.4
Net finance costs	49.8	51.0
Taxation	18.0	20.5
Operating cash flow before changes in working capital, provisions and exceptional items	215.7	248.1
Increase in inventories	(25.2)	(27.9)
Increase in trade and other receivables	(75.0)	(91.0)
Increase in trade and other payables	51.9	56.4
Decrease in employee benefits and other provisions	(3.4)	(1.0)
Cash generated from operations before tax and exceptional items	164.0	184.6
Payments relating to exceptional items	(23.9)	(30.8)
Tax paid	(20.4)	(33.6)
Net cash generated from operating activities	119.7	120.2
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(37.4)	(37.1)
Interest received	2.0	2.4
Net cash used in investing activities	(35.4)	(34.7)
Cash flows from financing activities
Repurchase of ordinary shares	(23.7)	(100.5)
Payments related to shares withheld for taxes	(0.4)	(6.6)
Payment of lease liabilities	(17.6)	(17.0)
Dividends paid	(40.9)	(48.4)
Payment of financing fees	(0.5)	(0.2)
Interest paid	(48.7)	(51.6)
Net cash used in financing activities	(131.8)	(224.3)
Net decrease in cash and cash equivalents	(47.5)	(138.8)
Cash and cash equivalents at beginning of period	324.8	403.3
Effect of exchange rate fluctuations	(3.9)	2.1
Cash and cash equivalents at end of period	273.4	266.6

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended June 30, 2026 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Three Months Ended June 30, 2026

€ in millions, except per share data	As reported for the three months ended June 30, 2026	Adjustments		As adjusted for the three months ended June 30, 2026
Revenue	723.7	—		723.7
Cost of sales	(514.5)	—		(514.5)
Gross profit	209.2	—		209.2
Other operating expenses	(107.6)	(3.8)	(a)	(111.4)
Exceptional items	(13.0)	13.0	(b)	—
Operating profit	88.6	9.2		97.8
Finance income	3.1	(2.0)		1.1
Finance costs	(31.6)	1.5		(30.1)
Net financing costs	(28.5)	(0.5)	(c)	(29.0)
Profit before tax	60.1	8.7		68.8
Taxation	(11.6)	(1.9)	(d)	(13.5)
Profit for the period	48.5	6.8		55.3

Weighted average shares outstanding in millions - basic	139.8			139.8
Basic earnings per share	0.35			0.40
Weighted average shares outstanding in millions - diluted	140.1			140.1
Diluted earnings per share	0.35			0.39

(a)Represents share based payment credit including employer payroll taxes of €4.0 million and non-operating M&A transaction costs of €0.2 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents elimination of €2.0 million of foreign exchange translation gains and €1.5 million of hedge ineffectiveness losses on cross currency and interest rate swaps.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended June 30, 2025 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Three Months Ended June 30, 2025

€ in millions, except per share data	As reported for the three months ended June 30, 2025	Adjustments		As adjusted for the three months ended June 30, 2025
Revenue	746.9	—		746.9
Cost of sales	(540.6)	1.4	(a)	(539.2)
Gross profit	206.3	1.4		207.7
Other operating expenses	(103.9)	0.6	(b)	(103.3)
Exceptional items	(14.9)	14.9	(c)	—
Operating profit	87.5	16.9		104.4
Finance income	13.6	(12.4)		1.2
Finance costs	(30.5)	—		(30.5)
Net financing costs	(16.9)	(12.4)	(d)	(29.3)
Profit before tax	70.6	4.5		75.1
Taxation	(13.5)	(1.1)	(e)	(14.6)
Profit for the period	57.1	3.4		60.5

Weighted average shares outstanding in millions - basic	152.4			152.4
Basic earnings per share	0.37			0.40
Weighted average shares outstanding in millions - diluted	152.6			152.6
Diluted earnings per share	0.37			0.40

(a)Represents elimination of €1.4 million of incremental depreciation related to assets impacted by the closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment charge including employer payroll taxes of €0.4 million and non-operating M&A transaction costs of €0.2 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Elimination of €12.4 million of foreign exchange translation gains.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2026 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Six Months Ended June 30, 2026

€ in millions, except per share data	As reported for the six months ended June 30, 2026	Adjustments		As adjusted for the six months ended June 30, 2026
Revenue	1,438.9	—		1,438.9
Cost of sales	(1,046.1)	—		(1,046.1)
Gross profit	392.8	—		392.8
Other operating expenses	(224.6)	(2.1)	(a)	(226.7)
Exceptional items	(22.9)	22.9	(b)	—
Operating profit	145.3	20.8		166.1
Finance income	9.1	(7.3)		1.8
Finance costs	(59.0)	—		(59.0)
Net financing costs	(49.9)	(7.3)	(c)	(57.2)
Profit before tax	95.4	13.5		108.9
Taxation	(18.0)	(3.3)	(d)	(21.3)
Profit for the period	77.4	10.2		87.6

Weighted average shares outstanding in millions - basic	140.8			140.8
Basic earnings per share	0.55			0.62
Weighted average shares outstanding in millions - diluted	141.1			141.1
Diluted earnings per share	0.55			0.62

(a)Represents share based payment credit including employer payroll taxes of €2.6 million and non-operating M&A transaction costs of €0.5 million.
(b)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(c)Represents elimination of €4.6 million of foreign exchange translation gains and €2.7 million of hedge ineffectiveness gains on cross currency and interest rate swaps.
(d)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the six months ended June 30, 2025 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Six Months Ended June 30, 2025

€ in millions, except per share data	As reported for the six months ended June 30, 2025	Adjustments		As adjusted for the six months ended June 30, 2025
Revenue	1,507.0	—		1,507.0
Cost of sales	(1,089.1)	1.4	(a)	(1,087.7)
Gross profit	417.9	1.4		419.3
Other operating expenses	(224.6)	5.8	(b)	(218.8)
Exceptional items	(32.0)	32.0	(c)	—
Operating profit	161.3	39.2		200.5
Finance income	10.5	(7.8)		2.7
Finance costs	(61.5)	—		(61.5)
Net financing costs	(51.0)	(7.8)	(d)	(58.8)
Profit before tax	110.3	31.4		141.7
Taxation	(20.5)	(7.1)	(e)	(27.6)
Profit for the period	89.8	24.3		114.1

Weighted average shares outstanding in millions - basic	153.5			153.5
Basic earnings per share	0.59			0.74
Weighted average shares outstanding in millions - diluted	153.7			153.7
Diluted earnings per share	0.58			0.74

(a)Represents elimination of €1.4 million of incremental depreciation related to assets impacted by the closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment charge including employer payroll taxes of €5.3 million and non-operating M&A transaction costs of €0.5 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Represents elimination of €7.8 million of foreign exchange translation gains.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA to the reported results of Nomad Foods for each period.
Adjusted EBITDA (unaudited)

	Three months ended		Six months ended
€ in millions	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Profit for the period	48.5	57.1	77.4	89.8
Taxation	11.6	13.5	18.0	20.5
Net financing costs	28.5	16.9	49.9	51.0
Depreciation & amortization	25.9	26.3	50.2	50.3
Exceptional items (a)	13.0	14.9	22.9	32.0
Other add-backs (b)	(3.8)	0.6	(2.1)	5.8
Adjusted EBITDA	123.7	129.3	216.3	249.4

Revenue	723.7	746.9	1,438.9	1,507.0
Adjusted EBITDA margin (c)	17.1%	17.3%	15.0%	16.5%

(a)Adjustment to add back exceptional items. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment credit including employer payroll taxes for the three month period to June 30, 2026 of €4.0 million (2025: charges of €0.4 million) and a credit of €2.6 million for the six month period to June 30, 2026 (2025: charges of €5.3 million), as well as the elimination of non-operating M&A transaction costs for the three month period to June 30, 2026 of €0.2 million (2025: €0.2 million) and €0.5 million for the six month period to June 30, 2026 (2025: €0.5 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth/(decline) to Organic Revenue Growth for the three and six month periods ended June 30, 2026.
Year on Year Growth - June 30, 2026 compared with June 30, 2025:

	Three Months Ended June 30, 2026	Six months ended June 30, 2026
	YoY change	YoY change
Reported Revenue Growth/(Decline)	(3.1)%	(4.5)%

Of which:
Organic Revenue Growth/(Decline)	(2.9)%	(4.1)%
Translational FX (a)	(0.2)%	(0.4)%
Total	(3.1)%	(4.5)%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2026 guidance with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, and Adjusted EPS; (ii) its growth and efficiency initiatives, including with respect to its innovation and renovation initiatives, (iii) its ability to drive improved performance and and create meaningful shareholder value; (iv) its growth strategy; (v) its long-term growth opportunities and portfolio’s ability to remain well positioned for consumer trends; and (vii) its new leadership’s ability to improve the Company's results and growth

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and the Middle East and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the conflict in Ukraine and the Middle East or trade conflicts; (iv) the Company’s ability to successfully implement its strategies and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xxii) the Company’s ability to effectively execute its comprehensive value creation plan and other strategic initiatives; (xxiii) the Company’s ability to hire, retain and motivate key employees and top tier talent; and (xxiv) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release and referenced conference call are provided for informational purposes only and do not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release or on the referenced conference call in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.